Exhibit 99.1

Challenger Energy Corp.
Consolidated Financial Statements
For the three months ended March 31, 2007
(unaudited)

Challenger Energy Corp.
Consolidated Balance Sheets
($CDN)

	March 31 2007	December 31, 2006
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	$8,912,295	$8,490,137
Accounts receivable	115,534	98,724
Prepaids	31,500	—
	9,059,329	8,588,861

Petroleum and natural gas properties (Note 2)	10,800,224	10,753,495
	$19,859,553	$19,342,356

LIABILITIES
Current
Accounts payable and accruals	$84,226	$206,656
	84,226	206,656

Asset retirement obligation	3,322	3,249
	87,548	209,905

Shareholders’ Equity
Share capital (Note 3b)	17,898,304	16,753,896
Warrants (Note 3e)	295,378	3,600,589
Contributed surplus (Note 4)	5,436,466	1,850,235
Deficit	(3,858,143)	(3,072,269)
	19,772,005	19,342,356

Related party transactions (Note 8)
Commitments and contingencies (Note 9)
	$19,859,553	$19,342,356

Approved on behalf of the Board of Directors:

“Greg Noval” (signed)
Greg Noval

“Neil Mackenzie” (signed)
Neil Mackenzie

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statements of Loss and Deficit

For the quarters ended March 31, 2007 and 2006

($CDN)

	2007	2006
Revenue
Oil and natural gas sales	$43,250	$60,164
Royalties net of royalty tax credit	(15,944)	(14,018)
Net Production Revenue	27,306	46,146

Interest on deposits	98,995	72,697
	126,301	118,843

Expenses
Professional fees	111,840	49,058
Stock-based compensation	516,907	400,604
Office and administration	116,880	50,428
Listing fees	44,711	8,053
Depletion, depreciation and accretion	28,109	26,456
Production and operating costs	931	1,475
Miscellaneous	4,835	554
	824,213	537,168

Net loss from operations	(697,912)	(418,325)
Foreign exchange (loss) gain	(87,960)	199,381
Net loss for the period	(785,872)	(218,944)

Deficit at beginning of year	(3,072,271)	(549,772)
Deficit at end of period	$(3,858,143)	$(768,716)

Loss per share (Note 5)	$(0.03)	$(0.01)

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2007 and 2006

($CDN)

	2007	2006

Cash provided by (used for) the following:
Operating
Net loss	$(785,872)	$(218,944)
Items not involved in cash for operations
Foreign exchange loss (gain)	87,960	(199,381)
Depletion, depreciation and accretion	28,109	26,456
Stock-based compensation	516,907	400,604
Change in non cash working capital	(170,741)	74,827
	(323,637)	83,562

Financing
Issue of Common Shares (net of issue costs)	894,658	17,991,388

Investing
Acquisition of petroleum and natural gas assets	(60,903)	(64,220)

Increase in cash and cash equivalents	510,118	18,010,730
Foreign exchange loss (gain)	(87,960)	199,381
	422,158	18,210,111
Cash and Cash Equivalents at Beginning of Year	8,490,137	1,147,876
Cash and Cash Equivalents at End of Period	$8,912,295	$19,357,987

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2007

1.                                      Basis of Presentation

The unaudited interim consolidated financial statements of Challenger Energy Corp. have been prepared by management in accordance with accounting principles generally accepted in Canada.  The interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2006. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2006 except as noted below.  The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements.

Adoption of New Accounting Policy

As disclosed in the December 31, 2006 annual audited Consolidated Financial Statements, on January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”.  As required by the new standards, prior periods have not been restated.

The adoption of these standards has had no impact on the Company’s net loss or cash flows.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives.  All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings.  Financial assets “available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income.  Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.  The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

Cash and cash equivalents are designated as “held-for-trading” and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.  Accounts receivable and accrued revenues are designated as “accounts receivable”.  Accounts payable and accrued liabilities are designated as “Accounts payable and accruals”.

The adoption of the financial instruments standard has been made in accordance with its transitional provisions.

2.                                      Petroleum and Natural Gas Properties

	Canada	Trinidad	Total
Petroleum and natural gas properties	$576,473	$10,364,961	$10,941,434
Less: accumulated depreciation, depletion, and amortization	(129,652)	(58,287)	(187,939)
Balance at December 31, 2006	$446,821	$10,306,674	$10,753,495

Petroleum and natural gas properties	$577,224	$10,438,976	$11,016,200
Less: accumulated depreciation, depletion, and amortization	(157,689)	(58,287)	(215,976)
Balance at March 31, 2007	$419,535	$10,380,689	$10,800,224

At March 31, 2007 the Company has excluded $10,380,689 of oil and gas properties relating to unproved properties from costs subject to depletion, which relate to its interests in Trinidad and Tobago.  General and administrative expenses totalling $74,015 (2006 - $nil) were directly related to exploration and development activities and have been capitalized for the period ended March 31, 2007. The Company had invested $58,287 in a bid package on a separate block in Trinidad however it decided not to pursue this and fully depreciated this in the fourth quarter of 2006.

3.                                      Share capital

a) Authorized

Unlimited number of voting common shares

Unlimited number of First Preferred shares and Second Preferred shares

b) Issued share capital:

	Number	Amount
Common shares
Balance at December 31, 2005	22,599,564	$2,019,750
Private Placement (net of value attributed to attached warrants)	8,644,444	16,143,319
Issue costs	—	(1,416,423)
Warrants Exercised	100,000	7,250
Balance at December 31, 2006	31,344,008	$16,753,896

Warrants Exercised	423,512	1,144,408
Balance at March 31, 2007	31,767,520	$17,898,304

At March 31, 2007, a total of 7,620,000 common shares were held in escrow (December 31, 2006: 7,620,000) and are scheduled for release as follows:

Number
Common Shares in Escrow at March 31, 2007	7,620,000
June 9, 2007	(1,905,000)
December 9, 2007	(1,905,000)
Common Shares in Escrow at December 31, 2007	3,810,000
June 9, 2008	(1,905,000)
December 9, 2008	(1,905,000)
Common Shares in Escrow at December 31, 2008	—

c) Preferred shares

Preferred shares may be issued in one or more series, and the Directors are authorized to fix the number of shares in each series and to determine the designations, rights, privileges, restrictions, and conditions attached to the shares of each series.

d) Stock options

The Company has adopted an incentive stock option plan whereby the Company may grant options to its directors, officers, employees, and consultants.  The stock option plan was amended by the shareholders of the Company on May 30, 2006 where the total options issuable in the plan is the greater of 6 million options or 10% of the issued and outstanding shares.  These options are exercisable for a period of five years from the date of grant, are priced at the fair value of the shares at the time of the grant, and are included in compensation expense over the vesting period with an offsetting credit to contributed surplus.

			Weighted
		Weighted	Average
	Number of	Average	Expiry
	Options	Exercise price	(years)
Balance, December 31, 2005	1,800,000	0.13	4.2
Granted	3,420,000	2.17	4.3
Exercised
Balance, December 31, 2006	5,220,000	$1.47	4.0
Granted	—	—	—
Balance, March 31, 2007	5,220,000	$1.47	3.8

In respect to the 5,220,000 shares options outstanding, 1,673,330 were exercisable at March 31, 2007 (December 31, 2006: 900,000).

Details of stock options outstanding at March 31, 2007 are as follows:

	Exercise	Expiry
Number	Price	Date	Exercisable
1,500,000	$0.10	2010	600,000
300,000	0.25	2010	150,000
380,000	2.10	2011	10,000
2,890,000	2.25	2011	813,330
150,000	2.29	2011	100,000
5,220,000			1,673,330

e) Share Purchase Warrants issued:

In the year ended December 31, 2006, the Company issued 8,644,444 units for gross proceeds of approximately $19.5 million, relating to a best efforts unit offering.  Each $2.25 unit consisted of one common share and one-half share purchase warrant.  Each whole warrant entitled the holder to purchase a common share until December 31, 2006 at a price of $2.75 per common share.  The weighted average fair value per each warrant was estimated to be $0.77.  On December 18, 2006 the TSX Venture exchange consented to the extension of the expiry date for these warrants to February 28, 2007.  The Company calculated the fair value of the warrant extension using the Black Scholes option pricing model was estimated to be $0.05 per warrant or $177,211.

Details of warrants outstanding at March 31, 2007 are as follows:

			Weighted	Weighted
	Number		Average	Average
	of	Amount	Exercise	Expiry
	Warrants	($)	Price ($)	(years)

Balance at December 31, 2005	1,500,000	104,063	0.18	3.54
Issued Warrants in private placement	4,322,222	3,306,680	2.75	0.84
Stock based compensation		192,096	—	—
Warrants exercised	(100,000)	(2,250)	0.05	3.04
Balance at December 31, 2006	5,722,222	3,600,589	2.12	0.73
Stock based compensation		3,719	—	—
Warrants exercised	(423,512)	(249,750)	2.11	0.70
Warrants expired	(3,998,710)	(3,059,180)	2.75	0.00
Balance at March 31, 2007	1,300,000	295,378	0.20	2.20

At March 31, 2007, a total of 600,000 warrants were held in escrow and are scheduled for release in accordance with the release schedule outlined for common shares; 150,000 warrants on each date as outlined in note 3(b).

4.                                      Contributed Surplus

Changes in contributed surplus are as follows:

Balance at December 31, 2005	$19,939
Stock Based Compensation	1,830,296
Balance at December 31, 2006	$1,850,235
Warrants Expired	3,059,180
Stock Based Compensation	527,051
Balance at March 31, 2007	$5,436,466

5.                                      Loss per share

The basic weighted average number of shares for the period ended March 31, 2007, is 31,519,884 (period ended March 31, 2006 - 25,605,441).  Diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of share options and warrants is anti-dilutive.

6.                                      Stock-based compensation

During the period ended March 31, 2007, no options (period ended March 31, 2006 – 1,920,000 at $2.25) were granted.  The options remaining at March 31, 2007 vest over a period of two to three years, and expire five years from the issue date.  During the period ended March 31, 2007, $527,051 (period ended March 31, 2006 – $400,604) of stock based compensation was recognized with an offsetting credit to contributed surplus.

The fair value of the options and warrants issued was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

2006
Risk free interest rate (%)	3.5%
Expected volatility (%)	50%
Expected life (years)	5
Expected dividends	—

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants.

7.                                      Financial instruments

The Company as part of its operations carries a number of financial instruments.  It is management’s opinion that the Company is not exposed to significant interest rate, credit concentration, or foreign currency risks arising from these financial instruments except as otherwise disclosed.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates.  In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities.  The Company is exposed to interest rate risk primarily through its cash holdings.

Credit concentration risk

Accounts receivable from one customer in connection with oil and gas production represents 54.6% (December 31, 2006 - 49%) of total accounts receivable as at March 31, 2007. The Company believes that there is minimal risk associated with the collection of these amounts.

Foreign currency risk

The Company is exposed to foreign currency fluctuations in relation to cash, certain accounts receivable and accounts payable which are denominated in U.S. dollars.  In addition, the Company has certain commitments denominated in U.S. dollars as described in note 9.  As at March 31, 2007 and December 31, 2006, the following items are denominated in U.S. currency:

	2007	2006
Cash	$7,020,169	$7,185,151
Accounts payable	—	55,652

8.                                      Related party transactions

The Company has entered into agreements with Canadian Superior Energy Inc. (“Canadian Superior”), which is a related party, as the Chairman and director of the Company is also the Chairman, Chief Executive Officer, and a Director of Canadian Superior.  As a result of the foregoing, related party transactions have occurred between the Company and Canadian Superior and may also occur in the future. In the period ended March 31, 2007, $8,250 (period ended March 31, 2006 - $7,500) was paid by the Company to Canadian Superior in respect to office rent. In addition, the Company has paid

$30,079 (period ended March 31, 2006 - $nil) for aircraft rentals and administrative support services at commercial terms to a company controlled by a Director of the Company.  A company controlled by a director of the Company earned $7,623 (period ended March 31, 2006 - $6,671) from a gross overriding royalty on revenue earned from the Company’s Innisfail well. At March 31, 2007, $35,754 remains owing from a company controlled by a director of the Company. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.                                      Commitments and contingencies

In respect to the Block 5(c) Participation Agreement (described in Note 1 of the Company’s annual financial statements), the Company is also obligated to pay its 1/3 of Canadian Superior’s costs incurred to that date as set-out in the production sharing contract. With its April 1, 2006 payment of $2.9 million, the Company is committed to participate in three wells in Block 5(c) with Canadian Superior.  The total estimate for the Company’s share of drilling and potential abandonment costs of the first exploration well is between $16.6 and $18.3 million (estimate spud date is June of 2007) and as of March 31, 2007 the Company has funded $10.1 million of this obligation.  The estimate for Challenger’s share of the drilling and potential abandonment costs of the three well commitment is estimated at $62 million.  For each of the three wells, the actual costs to fund its one-third share is unknown to date and can only be estimated.  The actual funding costs may be higher or lower.  The obligations to Canadian Superior are due in US dollars (the Company holds the majority of its cash in US funds) and therefore, the Company’s projected funding obligation is subject to the actual cost incurred by Canadian Superior and fluctuation in exchange rate.

The Company, as a result of the reverse takeover and merger with Global Express Energy (“Global”) (described in Note 1 of the Company’s annual financial statements), Global was named as defendant in a lawsuit by National Income Protection Plan Inc. (formerly Assure Health Management), seeking to recover damages allegedly sustained by them as a result of breach of an implied term in the contract between the parties.  Accordingly through the reverse take-over and a merger with Global, the Company is a party to the litigation.  The Company has been indemnified by a third party for any costs or damages that may result from this claim. In the opinion of the Company and indemnifying third party, the action is without merit.  The plaintiff is seeking costs and damages in the amount of approximately $700,000 and the Company and the indemnifying party are aggressively dealing with this matter.

No amount has been accrued for this claim in the financial statements.

10.                               Comparative Figures

Certain comparative figures have been reclassified to conform with current year presentation

11.                               Subsequent Events

Subsequent to March 31, 2007, 510,000 stock options and 250,000 warrants were exercised and the Company issued 155,000 stock options at $2.75.